Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

03032628

3 October 2003

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL

03 OCT -9 AM 7:21

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose copies of three submissions to the news service (SENS) of the JSE Securities Exchange South Africa, which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

10/28

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC ISIN Number: ZAE000012688
("Metro")

DIRECTOR ANNOUNCEMENT

In compliance with Rule 3.59(b) of the Listings Requirements of the JSE Securities Exchange South Africa, Metro hereby announces the passing away of one of its executive directors, Lekgau Macaulay Mathabathe, on 31 August 2003. The company extends its condolences to the Mathabathe family.

Johannesburg
11 September 2003

03 OCT -9 AM 7:21

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC ISIN Number: ZAE000012688
("Metro")

APPOINTMENT OF NEW DIRECTOR

Metro announces the appointment to its board of Charles Frank Turner as a non-executive director with effect from 23 September 2003.

SPONSOR

SASFIN BANK LIMITED

File Number
82-4279

FRIDAY FUEL DAY PROMOTION

September 29, 2003

MEDIA RELEASE

QUEENSLAND DRIVERS TO GET ARGUABLY AUSTRALIA'S CHEAPEST FUEL THROUGH 189 IGA STORES STATE WIDE

The 189 Independent Grocers of Australia (IGA) stores across Queensland will from this Friday (October 3) provide the most innovative fuel deal ever offered in the state - a 4c a litre discount.

The IGA discount offer, which allows motorists to fill up at any petrol station of their choice, is expected to be rolled out to the remaining 1,000 IGA supermarkets across Australia in the near future.

Mr John Hockings, a board member of IGA Queensland, said "We are very excited to be running this promotion first in Australia, where Queenslanders can procure cheap fuel at their favourite petrol station simply by spending $30 minimum with an IGA store every Friday.

"We expect this offer will shake up the petrol and retail market in Queensland, as smart shoppers will gain genuine discounts if they simply present a receipt of their fuel purchase when they shop at their local IGA store", he added.

The IGA promotion is superior to the major retailers in Australia as it does not force consumers to buy their fuel at any particular chain of service stations, simply requiring them to display their receipt within 14 days after purchasing petrol and spending just $30 minimum at an IGA store.

Smart shoppers can take advantage of a 4 cent a litre fuel offer at a separate, major chain's outlets when they spend $30 on groceries, and then gain another 4 cent discount if they purchase another $30 worth of groceries at an IGA store on a Friday - making a total discount of 8c a litre.

"The combined saving is a great deal for Queenslanders, who already enjoy some of the cheapest petrol prices in Australia, and we expect that our staff will be working flat out every Friday at IGA stores as our customers take advantage of this great offer", said Mr Hockings.

The promotional offer is simple:

- Fill up with fuel at the outlet of your choice
- Bring your fuel receipt to your local IGA on a Friday
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre

Refer below to Terms and Conditions.

FRIDAY FUEL DAY PROMOTION

A great advantage of the IGA promotion is that consumers will not be forced to drive a long distance to receive a discount on their fuel purchases, as in other fuel promotions.

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA stores in Queensland have thrown down the gauntlet in the retail market by providing the most aggressive and only truly universal fuel discount program in Australia.

"We expect to roll-out this program across the rest of the cities and regional centres across Australia, where independent IGA retailers are making significant gains on the major retail chains in Australia by offering great service, prices, community support and now the country's best fuel discount program", he concluded.

For further information:

John Hockings	Peter Dawson	Tim Allerton
IGA	IGA Distribution	City Public Relations
(07) 3257 3848	(07) 3804 4019	(02) 9267 4511.
Mobile 0413 746 343	(0418) 195 327	(0412) 715 707.

IGA Friday Fuel Promotion Terms and Conditions

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction on Friday's only at a participating IGA Store.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend at a participating IGA Store.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase to the required spend amount.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. This promotion is only available for purchases on Fridays at participating IGA stores.
6. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
7. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
8. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
9. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
10. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.